

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 9, 2009

Mr. Robert H. Joseph Jr.
Chief Financial Officer
AllianceBernstein Holding LP
1345 Avenue of the Americas
New York, NY 10105

Re: AllianceBernstein Holding L.P.
AllianceBernstein L.P.
Form 10-K for the year ended December 31, 2008
File Nos. 1-9818 and 0-29961

Dear Mr. Joseph:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Net revenues, page 41

1. In future filings please clearly indicate the amount of assets under management which are subject to performance based fees with high-watermark provisions that are below the high-watermarks at the end of the period. In this regard, it is not clear why you are only quantifying the assets under management related to hedge funds which are below high-watermarks.

Capital Resources and Liquidity, page 45

2. We note your disclosure on page 35 indicating that you are exploring additional sources of liquidity in the event of further significant deterioration of capital and credit markets. Please tell us the alternate sources of liquidity you are currently exploring and their material terms.

Exhibits

3. We note your exhibit 23.01 is dated February 20, 2008 and also references your independent auditor's report dated February 20, 2008. Please amend your filing to include a currently dated consent from your independent registered public accounting firm which references the appropriate audit report date.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief